
Grand Banks
Energy Corporation

April 4, 2006



Via Federal Express

Securities and Exchange Commission
Office of International Corporation Finance
100 F Street, NE
Washington, DC 20549

Dear Sir/Ms.

Re: Grand Banks Energy Corporation
File No. 82-34896

For filing, in compliance to an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed a Schedule A with the document(s) listed attached.

We trust everything is in order, however if you require further information please contact my assistant, Shelley Sammartino, at (403) 262-8666 extension #114.

Yours truly,

GRAND BANKS ENERGY CORPORATION

E.C. (Ted) McFeely
President and Chief Executive Officer

ECM/ss
Enclosure

File No. 82-34896

SCHEDULE A

DOCUMENT

1. Press Release dated March 3, 2006

GRAND BANKS ENERGY CORPORATION

For Immediate Release ("GBE" – TSX-V)

GRAND BANKS ENERGY ANNOUNCES SPUD OF HARLEY DEEP LEDUC PINNACLE TEST WELL, OPERATIONAL UPDATE, 2006 OUTLOOK

Calgary, Alberta – March 3, 2006 Grand Banks Energy Corporation is pleased to announce that the first exploratory well on its "Harley" prospect, being the Grand Banks et al Tower Creek 2-21-55-27 W5M location, has been spudded. Grand Banks will operate the drilling of this well, and participate with a 16.67% (non-reverting) working interest. The drilling of this well, which targets a Leduc pinnacle reef that has been clearly identified with data from a 3D seismic survey shot in 2001, is expected to take about 125 days to reach a projected total depth of 5,019 meters. This well also has potential, based on an amplitude anomaly apparent on the 3D seismic, for sour gas from a hydro-thermal dolomite type reservoir at the Wabamun level.

Grand Banks has assembled a team of experienced, highly qualified deep sour gas well specialists to assist in the planning and execution of the well, which is expected to cost $16 to $17.5 million (gross) drilled and cased. Additionally, one of our partners in the well has technical people in top management positions who have been directly involved in the drilling of a number of successful deep Leduc pinnacle reef sour gas wells. That company has agreed to assist Grand Banks in the drilling and completion of the Harley wells. Nabors Drilling Rig 50, a diesel electric triple cantilever rig with a rated depth of 6,100 meters, has been contracted for the drilling of the 2-21 well. This rig has experienced crews and was moved to our location after drilling a number of deep wells in the Grizzly Valley in north east British Columbia.

Based upon analogs in the same general area, a successful Leduc gas well is expected to commence production at gross raw sour gas rates of 25 to 30 MMcf/d range, with the potential to provide Grand Banks with net (sales) production of about 500 boe/d. Initial scoping work on a 7 mile tie-in to an existing pipeline with available capacity of 30 MMcf/d has been commenced, so that if successful, the well could be on production by the end of 2006.

Additionally, Grand Banks is proceeding with planning to obtain a well license for a second "Harley" deep target underlying the 19 sections of lands in which it holds interests. This well, located approximately two miles from the first, will target a seismically defined high-pressure "Musreau" type Wabamun sweet gas reservoir at a depth of about 4,500 meters. Depending on rig availability and other factors including partner approval, it is contemplated that the second well may be drilled immediately after the first. Grand Banks will pay 15.28% of the costs to earn a 13.19% working interest. Based upon an analog Wabamun Musreau producing well located about five miles away from the location, and that produces from a pool with a similar seismic profile on the 3D seismic, a successful well is expected to commence production at gross raw gas rates of

up to 30 MMcf/d of sweet gas, which would net Grand Banks working interest (sales) production of over 500 boe/d.

Grand Banks is also currently involved in two other exploratory projects. At Saddle Hills, a successful gas well that was recently drilled (Grand Banks 9% working interest) is currently being tied in to area facilities. Initial gross gas rates for this well are expected to be in the 5 MMcf/d range. In the Brazeau area, Grand Banks is paying 15% to earn a 9% working interest in another exploratory well that targets gas in multiple zones, with the largest potential being from the Nisku formation. Based on analogs in the immediate area, a successful Nisku well could produce at gross sour gas rates up to 15 MMcf/d, with a potential for net sales to Grand Banks of about 150 boe/d. The drilling of this well is expected to be completed by mid-March.

While the two Harley prospects have the highest potential of any wells drilled to date by the Corporation, they are part of an exploratory budget which in percentage terms is much smaller than Grand Bank's budgets over previous years. This has resulted from Grand Bank's successful development, with the drill-bit, of a very significant light oil portfolio, which now accounts for the majority of our production and projected spending in our 2006 budget.

Production

Grand Bank's fourth quarter 2005 production averaged about 970 boe/d compared to 238 boe/d in the fourth quarter of 2004. Almost all of this production increase resulted from drilling rather than acquisition. Grand Banks exited 2005 at approximately 1,100 boe/d, which was within the range of guidance provided earlier. We have been successful, over the last three quarters of 2005, in replacing production from high-decline gas wells with light oil production from wells drilled on Company lands in Saskatchewan and Manitoba. Grand Bank's light oil and liquids production increased from 80 bopd in Q4 2004 to about 520 bopd in Q4 2005. We estimate that our current light oil production (which now makes up about 70% of our corporate production) is in the 675 to 725 boe/d range. Grand Banks will continue utilizing a drilling rig that it has contracted since August, 2005, to drill light oil wells in these areas for the remainder of 2006 and beyond.

Saskatchewan

Grand Banks is continuing to develop its light oil property at Kingsford, which is adjacent to the Steelman Midale unit. We are currently upgrading our battery, tying in wells, and drilling the first of 3 gross (approx. 1 net) horizontal development wells that are planned for this year. Kingsford has been a particularly successful area for Grand Banks, and is characterized by high deliverability oil wells with moderate declines and high net-backs. We currently produce about 500 (net) bopd from this property.

Grand Banks also operates, in south east Saskatchewan, a joint venture (Grand Banks 50% working interest) that gives us the ability to farm-in on blocks of lands (about 30,000 gross acres) with multi-zone exploration and development potential for light crude

oil. The first well drilled in the deal was completed in mid-February. While the well encountered mechanical difficulties and was ultimately junked and abandoned, it did provide reservoir information from a core that was retrieved from the Bakken formation, and served its primary purpose of earning 4 gross sections (1.33 net sections) of land. A five section Saskatchewan Crown license immediately adjacent to 3.5 sections of the lands we earned was sold to a competitor for $2.35 million at the February 14, 2006 land sale. Grand Banks will drill additional earning wells and shoot a 3D seismic survey over some of the lands in 2006.

Manitoba

Grand Banks has drilled and completed a total of 13 (12.8 net) Bakken/Three Forks oil wells in Manitoba (and eastern Saskatchewan). The total oil production from these wells, once they are all producing, is expected to be in the 150 to 200 bopd range. While the Manitoba wells drilled to date on Company lands do not exhibit the high deliverability of the Saskatchewan Kingsford horizontal wells, they are helping to delineate the areas of better productivity of this resource type play on Grand Bank's 18,000 net acre land base. They also prove up reserves of very high quality 40 API sweet crude that receives Edmonton par light sweet prices, currently $64.00 Canadian per barrel. Moreover, the wells are relatively shallow (1,050 meters) and can be drilled, completed and equipped for approximately $550,000. Grand Banks will continue with exploration and development in Manitoba, and has budgeted the drilling of another 15 to 20 net wells before the end of 2006, depending on results. Grand Banks intends to drill some of these locations horizontally, and expects the productivity of horizontal wells to be substantially higher.

Alberta

Grand Banks will continue with exploration and development projects that are proximal to its core areas in Alberta. We recently learned that a competitor has drilled a well 713 meters north of a section of land at Kakwa in which Grand Banks owns a 35% working interest. The competitor's well is purported to be producing gas at rates up to 15 MMcf/d from a zone that we believe may trend onto our lands. Grand Banks and its partners are currently gathering data to support the drilling of an offset well this summer. We also have budgeted the spending of approximately $2 to $3 million on other projects targeting light oil or natural gas in Alberta.

Outlook

Based upon an analysis of the risked potential of our prospects, and our $33 million capital program, Grand Banks expects to average about 1,300 boe/d during 2006, with an exit in the 1,500 to 1,700 boe/d range. Our current net debt (including working capital) is approximately $2.5 million. We have accepted a term sheet that, subject to head office approval, increases our bank credit lines to $10 million. Our current cash flow is approximately $1 million per month. Grand Banks will continue with its strategy of drill bit growth. We have assembled a team of experienced, proven, and talented staff and

directors that are focused and aligned with our primary objective, which is increasing the value of each share of the Corporation. With our solid, high netback production base, extensive development program, and high impact exploration prospects, along with $40 million in tax pools, we are well positioned to achieve that goal.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements including expectations of future production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Grand Banks is listed on the TSX-Venture Exchange under the Symbol GBE.

This offering is subject to the approval of the TSX-Venture Exchange.

For further information please contact:

Grand Banks Energy Corporation
1600, 444 – 5th Avenue S.W.
Calgary, Alberta T2P 2T8
Phone: (403) 262-8666
Fax: (403) 262-8796

E.C. (Ted) McFeely
Chairman, President and Chief Executive Officer

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES.